Exhibit 21.1

Subsidiaries of First Watch Restaurant Group, Inc.

As of June 9, 2021

Name of Subsidiary	Jurisdiction of Formation
1. AI Fresh Parent, Inc.	Delaware
2. E&I Holdings, Inc.	Colorado
3. First Watch E&I Restaurant Group, LLC	Delaware
4. First Watch Franchise Development Co.	Delaware
5. First Watch Restaurants Texas, Inc.	Delaware
6. First Watch Restaurants, Inc.	Delaware
7. First Watch Texas Holding, Inc.	Delaware
8. FWR Holding Corporation	Delaware
9. Good Egg Restaurants, LLC	Arizona
10. TFW-NC, LLC	North Carolina